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                                  EXHIBIT 23.6


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                         Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) of National Media Corporation pertaining to the Amended and Restated 1994 Stock Option Plan of Positive Response Television, Inc., a wholly owned subsidiary of National Media Corporation; and Employment Agreement, dated May 17, 1996, by and between Positive Response Television, Inc., National Media Corporation and Michael S. Levey and to the incorporation by reference therein of our report dated June 7, 1996, with respect to the special purpose combined financial statements of Suzanne Paul Holdings Pty. Limited Group included in National Media Corporation's Current Report on Form 8-K dated July 1, 1996 filed with the Securities and Exchange Commission.

Ernst & Young
Sydney, Australia
July 12, 1996